Exhibit 99.1

Borr Drilling Limited – Extension of application period for the Equity Offering

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART DIRECTLY OR INDIRECTLY, IN AUSTRALIA, CANADA, JAPAN, HONG KONG OR ANY OTHER JURISDICTION IN WHICH THE RELEASE, PUBLICATION OR DISTRIBUTION WOULD BE UNLAWFUL. THIS ANNOUNCEMENT DOES NOT CONSTITUTE AN OFFER TO BUY, SELL OR SUBSCRIBE FOR ANY SECURITIES DESCRIBED HEREIN.

Hamilton, Bermuda, 25 September 2020

Reference is made to Borr Drilling Limited's ("Borr Drilling" or the "Company") (NYSE: “BORR”, OSE: “BDRILL”) announcement dated 22 September relating to the contemplated equity offering of USD 40-50 million in new depository receipts (the “Equity Offering”).

Borr Drilling is currently in discussions with its lenders to improve the concessions previously announced and has therefore decided to extend the application period for the Equity Offering to 08:00 CET/2:00 am EST on 29 September 2020. The Company may, in its own discretion, extend or shorten the application period at any time and for any reason.

This information is subject to the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.

Important note
This announcement is not being made in or into Canada, Australia, Japan, Hong Kong or in any other jurisdiction where it would be prohibited by applicable law. The shares referred to herein have not been registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States, except pursuant to an applicable exemption from registration.

Forward looking statements

This press release includes forward looking statements, which do not reflect historical facts and may be identified by words such as “may”, “expect”, “may”, “will” and similar expressions and include statements relating to the contemplated Equity Offering, discussions with lenders and the extension of the application period. Such forward-looking statements are subject to risks, uncertainties, contingencies and other factors could cause actual events to differ materially from the expectations expressed or implied by the forward-looking statements included herein, including risks related to the Company’s ability to complete the contemplated Equity Offering on contemplated terms or at all, the outcome of discussions with lenders and other factors described in the section entitled “Risk Factors” in our filings with the Securities and Exchange Commission. Such risks, uncertainties, contingencies and other factors could cause actual events to differ materially from the expectations expressed or implied by the forward-looking statements included herein. These forward-looking statements are made only as of the date of this release. We do not undertake to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.